

May 5, 2015

Via E-mail
Gary S. Kohler
Blue Clay Capital Management LLC
800 Nicollet Mall, Suite 2870
Minneapolis, Minnesota 55402

Re: Select Comfort Corporation
Definitive Additional Soliciting Materials filed under cover of Schedule 14A
DFAN14A filed April 22nd, 2015 by Blue Clay Capital Partners CO III, LP, et al.
File Number: 000-25121

Correspondence dated April 27th, 2015, in response to comment letter from the
Division of Corporation Finance dated April 23rd, 2015

Dear Mr. Kohler,

The above-captioned filing and related correspondence have been reviewed by Peter Iliev, Ph.D., Division of Economic and Risk Analysis and the undersigned, and we have the following additional comments.

Please respond to this letter by filing a revised communication or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any additional filings and any information you provide in response to these comments, we may have additional comments.

DFAN14A filing made on April 22nd, 2015 | Correspondence dated April 27th, 2015

1. We have reviewed the information offered to support the participants' assertion that the registrant's share price "should be 136% greater without poor capital allocation decisions." Please advise us, with a view toward revised disclosure, of the basis for the belief that capital was raised at "highly dilutive prices." In addition, please explain why the referenced capital raising transactions constitute "poor capital allocation decisions" given the registrant's statement in its 2009 Form 10-K that two capital raising transactions significantly improved its liquidity and financial flexibility.

2. Slide number 41 indicates that the registrant has engaged in "destructive capital allocation decisions." This assertion assumes the registrant should not have issued equity or could have undertaken an alternate means of raising capital. Please provide us with support for the participants' quoted characterization of the registrant's capital raising decisions. For example, the participants may wish to substantiate that Select Comfort's capital raising decisions were destructive, if true, by providing data that demonstrates:

Blue Clay Capital Partners CO III LP, et al.
c/o Gary S. Kohler
May 5, 2015
P a g e | **2**

a) the prices at which the registrant sold equity at each issuance event were unusually low relative to the market price for the registrant's equity at this point in time; and/or

b) the registrant could have avoided selling equity and funded itself in some other way at a significantly lower cost of capital; and/or

c) the registrant could have decided not to issue equity, and that this decision would have been optimal at the time in comparison to any capital allocation decisions.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP